ViridaxTM Corporation
270 N. W. 3rd Court
Boca Raton, Florida 33432-3720
Telephone: (561) 368-1427
Facsimile: (561) 395-8312
www.Viridax.com

February 5, 2007

Sondra Snyder
United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:         Viridax Corporation
File No. 0-33473

Dear Ms. Snyder:

This correspondence is in reply to our telephone conversation of January 30, 2007 discussing certain aspects of our filling of Form 10-QSB for the quarter ending ending October 31, 2006.

1. For our next quaterly filing for the period ending January 31, 2007, we intend to submit ITEM 3. CONTROLS AND PROCEDURES, to read as follows:

“(a) Disclosure Control and Procedures. Our management, with the participation of our chief executive officer and chief financial offer, has evaluated the effectiveness of our disclosure controls and procedures ( as defined by Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports we file or submit under the Exchange Act. Our management officers, consisting of our chief executive officer and chief financial officer have also concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our said management to allow timely decisions regarding required disclosure.

(b) Internal Control over Financial Reporting. There have not been any changes in our internal control over financial reporting ( as that term is defined Rule 13a-15 under the Exchange Act ) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

2. Please be advised that all certifications required by Item 601 of Regulation S-B will be stated precisely in accordance with Item 601(b)(31) of Regulation S-B.

Very truly yours

/s/ Ledyard H. DeWees
Ledyard H. DeWees Secretary